23-31308 SYLA Technologies VIF Proof 7 Extraordinary General Meeting of SYLA TECHNOLOGIES CO., LTD. Date: December 27, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only Resolution Proposal: Reduction of Capital For Against Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Please separate carefully at the perforation and return just this portion in the envelope provided. Extraordinary General Meeting of SYLA TECHNOLOGIES CO., LTD. to be held December 27, 2023 For Holders as of November 30, 2023 MAIL Mark, sign and date your Voting Instruction Form. Detach your Voting Instruction Form. Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. EST on December 20, 2023. PROXY TABULATOR FOR SYLA TECHNOLOGIES CO., LTD. P.O. BOX 8016 CARY, NC 27512-9903 Event # CLIENT # Copyright 2023 Mediant Communications Inc. All Rights Reserved. 23-31308 SYLA Technologies VIF.indd 1 12-1-2023 10:54:20 A.M.

23-31308 SYLA Technologies VIF Proof 7 SYLA TECHNOLOGIES CO., LTD. Instructions to the Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on December 20, 2023) The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of SYLA TECHNOLOGIES CO., LTD. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 30, 2023 at the Extraordinary General Meeting of Shareholders of SYLA TECHNOLOGIES CO., LTD. to be held on December 27, 2023 in Shibuya-ku, Tokyo, Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR SYLA TECHNOLOGIES CO., LTD. P.O. BOX 8016 CARY, NC 27512-9903 23-31308 SYLA Technologies VIF.indd 2 12-1-2023 10:54:20 A.M.